FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . .0.5

(Print or Type Responses)
1. Name and Address of Reporting Person* Hassan Fred	2. Date of Event Requiring Statement (Month/Day/ Year) 02/05/03	4. Issuer Name and Ticker or Trading Symbol Electronic Data Systems Corporation ("EDS" or "Issuer")
(Last) (First) (Middle) 5400 Legacy Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _____X____Director __________10% Owner __________Officer (give below) __________Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Plano Texas 75024			7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	0	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(Over)
SEC 1473 (3-99)

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FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

                                                                                                                                                        /s/ Linda Epstein                                02/07/03
                                                                                                                                                  _________________________        ___________
                                                                                                                                                                                                    Linda Epstein as Attorney-in-Fact                               Date
                                                                                                                                                                                                    for Fred Hassan

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note:    File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
           See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.